Filed by Graphic Packaging Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934
Subject Company: Graphic Packaging Corporation
(Commission File No. 001-13182)
The following is a transcript of a conference call regarding the proposed merger of Graphic Packaging Corporation and Altivity Packaging, LLC that took place on July 10, 2007.
July 10, 2007
9:00 am CT

Operator:	Good morning. My name is (Kara). At this time I would like to welcome everyone to the Graphic Packaging Conference Call.

I would like to introduce your speaker for today’s call, Mr. Wenhold, Vice President and Treasurer. Mr. Wenhold you may begin your conference.

Scott Wenhold:	Thank you (Kara). Good morning everyone. Thanks for joining us this morning for Graphic Packaging and the Altivity Merger Conference Call. Obviously if you’re on the phone you’ve seen this morning’s press release.

Before I get going here and turn this morning’s call over to David Scheible, our CEO, and Dan Blount, our CFO, I just want to remind everybody that obviously statements of the company’s expectations made on this call are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.

Such statements are currently available information are subject to various risks and uncertainties that could cause actual results to differ materially from the company’s historical experience and its present expectations. Undue reliance should not be placed on such forward-looking statements as such statements speak only as of the date on which they are made.

Additional information regarding risks facing the company is contained in the company’s periodic filings with the SEC including our Form 10-K for 2006 and our Form 10-Q for the first quarter of 2007.

With that I’ll turn this morning’s call over to David Scheible.

David Scheible:	Thank you Scott. Good morning. I’m David Scheible, President and CEO of Graphic Packaging. And joining me in the discussion today will be Dan Blount, our CFO.

As you can imagine after some long weeks and late nights, we are very excited today to announce the proposed merger of Graphic Packaging and Altivity Packaging to form a premier company in the packaging market.

The industrial logic of this combination is powerful as it creates a diversified packaging company with global reach, a shared history of innovative products and a manufacturing footprint to address customer needs in both the national account and regional packaging arenas.

Both companies have experience in cost reduction and continuous improvement and on a combined basis, with an experienced management team, we believe this will lead to significant synergy savings over the next few years.

We will be in the best position in the industry to meet customers’ changing service and new product needs, while driving costs out of their businesses and our own as well.

The new company will have a majority of independent board members. And Graphic Packaging’s current Chairman, John Miller, will continue to serve in that role.

Graphic Packaging shareholders will own roughly 60% of the new company and Altivity shareholders approximately 40%. Their pro forma ownership of the new company was based upon the contribution to earnings and cash flow by both Altivity and Graphic Packaging.

This transaction is expected to be accretive in terms of earnings and cash flow net of one time costs by 2008 and will provide the opportunity to accelerate debt reduction. We’ve identified significant synergies and developed an implementation plan that we will begin to execute immediately after the deal closes.

The headquarters of the new company will be in Marietta, Georgia. And we will maintain a significant large presence in the Chicago area as well, currently the headquarters of Altivity.

We expect the transaction to close in Q4 of this year, following the receipt of regulatory and shareholder approvals. This will trade under the existing ticker symbol GPK.

The new Graphic Packaging will be formed by merging existing Graphic Packaging with Altivity. Many of you will remember that Altivity Packaging was formed only last summer through the combination of Smurfit-Stone’s Consumer Products business and Field Container Corporation.

This merger will create a company that will have a leading position in paperboard packaging in the beverage and consumer food end use markets.

Pro forma 2006 combined sales would have been approximately $4.4 billion with the majority in paperboard packaging in North America. International sales will total about 10% of our total.

We will manufacture approximately 2.6 million tons of board globally, primarily in two grades: CRB and SUS from ten mills around the world. We will have a highly integrated packaging company that will provide the opportunity to drive out costs but also to create and deliver innovative product offerings across a broader space than either company could have reached separately.

We will have one of the most experienced management teams in the industry. I will be the CEO of the new company while Dan Blount will fill the role of CFO. We will then round out the management team from the best in both companies. I’m extremely excited about the overall talent in the new company.

The new company creates more opportunities than either could have separately generated to drive shareholder value. Both companies have a strong presence in national accounts and that will continue to be an important focus of the new company.

However we will have an opportunity to expand our product offerings in the regional packaging space as well. We will have a much broader technology footprint as well with our flexible and label businesses post-close.

Altivity was well on its way to improving its cost position. Altivity management expects 2007 EBITDA of $200 million including $50 million of cost improvement and $45 million of additional cost improvement by 2009.

Above and beyond this stand-alone cost take, out combining the companies will lead to synergy opportunities of $90 million by 2011. And, we believe that two-thirds of this will be achieved by 2009.

Daniel Blount:	As a result of this enhanced market position, broader product offerings and expected cost savings, the new company will generate substantial cash flow to accelerate debt reduction, enhance the company’s credit profile, improve leverage ratios and finance ongoing investments.

The transaction is expected to be accretive to earnings per share and cash flows, excluding one-time costs to achieve synergies, by 2008. Graphic will continue to retain its significant NOL position. There will be no limitation imposed on the utilization of Graphic Packaging NOL as a result of this transaction.

However, subsequent equity shifts could limit our ability to utilize our NOLs. We anticipate these NOLs will create significant value for shareholders given the enhanced earnings and cash flow generation of the new company.

David Scheible:	The new Graphic Packaging, at approximately $4.4 billion in expected sales, will have the necessary scale to compete effectively in the global packaging market.

The revenue profile of the combined company will be significantly different than either stand-alone company. The new Graphic Packaging will primarily be a paperboard packaging-focused company with over 80% of the sales in that sector.

But our mix will now include a solid position in the multi-wall bag markets and a fast growing label business. We will produce roughly 1.3 million tons of coated recycle board globally and an additional 1.3 million tons of SUS in the United States.

This will make us the number one producer of SUS in this country and the number two producer of coated recycle board in North America. We will be further integrated post-close as Altivity is currently Graphic Packaging’s largest external board customer for SUS.

This combination will provide us the opportunity to better balance our mix and grades and help us to better serve our customers and reduce our costs.

Customer relationships define the new company as both individual companies have a successful track record of working with this demanding group. We do have shared accounts in this space. In fact roughly 20% of revenue will be overlap accounts. And we will focus on getting the best total solutions to these customers post-close.

Above all else we are committed to maintaining our outstanding levels of quality, value, service and innovation to our customers. We are already communicating with them to discuss the advantages of the merger for them and to address any questions they may have.

A high proportion of our sales will continue to be in the large national account space in both beverage and in food. But we will also expand our reach into other areas of the market.

We believe that the combined companies will be well positioned to exceed the expectations of all of our customers: multinational, national, regional and specialty through a broader range of products and services that the new company will offer as a result of this transaction.

Altivity already has a solid position in the regional and specialty space. And we want to be able to provide new product offerings and services to this mix. This space will be very important to us going forward. And we will continue to provide the same or higher quality of service as we go forward to these customers.

While the new Graphic Packaging will be a leading player in the paperboard space, we view this as a great opportunity to expand our sales profile. This chart helps us define our view of the packaging space where we have been extremely successful in growing both vertically and on an adjacent basis over the last couple of years.

Vertical growth refers mostly to what we do in our own space. So that’s current customers and current products growth. We have successfully expanded paperboard use in areas where it’s not typically found today. For example, multi-packs of water or chilled food, expanding the pie for our products in microwave.

And in the adjacent space using our technology to address other substrates like corrugated or flexible packaging. The new company has opportunity in products like litho-lamination and Z-Flute to address the growing sustainable packaging initiatives implemented by Wal-Mart and others.

Last year alone Graphic more than doubled revenue from these types of products. Further Graphic will now have significant cross-selling opportunities as a result of existing strong customer relationships and a broader technology base in flexibles, labels and multi-wall bags.

We look forward to creating a much larger solution set for our customers than either company has on a stand-alone basis today.

Both companies have a rich tradition of creating new packaging solutions. We design, develop and manufacture innovative packaging solutions that make our lives as consumers easier.

As we look at the market in terms of consumer needs, Graphic now has a unique position in the space by providing a number of higher value-added solutions.

Whether we are using microwave technology to enter the chilled foods segment for deli products, as pictured, or improving customer convenience with dispensing technology, our patented solutions lead to better margin products.

Altivity’s recent introduction of Shape-FX, a multi-layer paperboard and film lamination, is the first ever packaging concept to uniquely unite shrink film with folding cartons and specialized dye cuts. This creates a uniquely shaped package design with show-stopping impact.

Our customers are increasingly spending more dollars in “on-the-shelf” differentiation. And we are uniquely positioned to capture our share of those expenditures.

The combination of the two companies also provides the opportunity to build on the success we have had in addressing the sustainability questions our customers are asking. By using recycled and renewable fiber, we can offer solutions in both Z-Flute and litho-lam that allows our customers reduced total packaging.

Last year alone we helped eliminate over 1.7 million pounds of corrugated packaging and saved approximately 35,000 gallons of fuel by redesigning the way our customers package their products using ours.

By combining the extensive machinery design and build capabilities of both companies, we will enhance our ability to provide total packaging solutions in food, beverage and consumer sectors. We believe this merger provides a great opportunity for new growth.

The new Graphic Packaging will have the most state-of-the-art manufacturing network for folding cartons in North America. Whether it’s beverage or consumer, they will be manufactured in efficient, automated facilities with folding carton manufacturing matched across the entire supply chain. Graphic will have a solid network of web-based converting plants, augmented with some of the newest sheet fed plants and equipment in the industry.

The investments made by both companies over the last few years will allow us to reduce the overall cost to serve and provide better converting solutions such as laminated structures, window cartons, microwave and a variety of other constructions to our customers.

With 10 paperboard mills and 47 converting plants, Graphic will have the capability of balancing our mix and integration to reduce our costs and our inventory while giving our customers more options. Whether they are larger and more national or smaller and more regional in nature, Graphic Packaging will be in a position to serve.

Both companies’ manufacturing systems still have lots of opportunity as well. The total cost of variance between the two companies is well in excess of $250 million. And we use over $500 million worth of inventory globally. Both of these provide future cost reductions over and above the synergy plan.

The key is knowing how to find the excess cost and drive it out. And both companies have demonstrated the ability to take cost out through the use of six sigma and lean manufacturing and targeted continuous improvement projects.

The goal is reducing variability in the process. We want to know what the data is telling us about variability. That’s the real enemy of good performance.

Measure, analyze, improve and control are the keys to continuous improvement. And this is a language that both companies understand in their cost reduction processes.

In fact Graphic has averaged almost $50 million a year in cost take out in each of the last two years. And this year Altivity expects to top $50 million. So the opportunity for cost reduction is real and is being achieved. And this is before a single dollar of synergy savings.

A legitimate goal for the company is quality and products so good the customer wants to give you more business and at a cost position good enough that you can afford to take it. We intend to apply this knowledge and process in getting integration synergies as well.

Daniel Blount:	As with any merger of any two sizeable companies there are opportunities for synergies, some of which will come about as a result of the elimination of duplicated corporate functions.

The initial forecast is to achieve more than $90 million of merger synergies of which two-thirds are expected to be realized by 2009. In our synergy forecast we only include cost reductions that we are very comfortable we can deliver.

As we move forward with post-merger integration, we expect the synergies benefit will grow. The experienced team that significantly over delivered on the Riverwood-Graphic merger synergies, along with the Altivity team executing a successful Field Container combination, will lead the integration effort.

A detailed synergy plan has already been developed. The significant components of this plan include plant rationalization where we expect to get around 25% of our benefits, SG&A reduction where we expect to get about

25% of our benefits, procurement — another 35% and mill optimization where we expect to get around 15%.

The $90 million of synergies will be over and above the consistently achieved cost reductions which have averaged approximately $50 million per year each of the last two years for Graphic Packaging, and the $95 million of cost reduction expected from Altivity over the next three years.

David Scheible:	A team consisting of senior representatives from both companies will develop a joint plan to merge the two organizations. The combined management team has the operational experience to achieve the successful integration of the businesses.

As Dan mentioned, four years ago Graphic Packaging Corporation successfully integrated the Riverwood International / Graphic Packaging businesses.

And in recent months I’ve been impressed that the Altivity management team has been successfully integrated with Smurfit-Stone Consumer Packaging business with Field Container.

Both companies believe that the combination will allow the new company to provide better quality, service and innovation than ever to all its customers and capture the $90 million in synergies that Dan talked about.

Daniel Blount:	The financial rationale for the transaction is strong. And our financial strategy going forward is expected to produce revenue and earnings growth significantly better than each company operating independently.

In regard to the top line, we are committed to maintaining our leading positions in both beverage and consumer products paperboard packaging, and to driving enhanced revenue growth by leveraging a stronger network of customer relationships with expanded product offerings.

As David mentioned, both companies’ cultures have been built around ongoing development of new, innovative packaging solutions for our customers. Innovation will remain a top priority and be accelerated as new products provide a solid growth engine and carry a higher rate of profitability.

On the cost side, these two companies bring assets together to form what we believe will be the lowest cost, most efficient manufacturing base in the industry.

Additionally our size and diverse product offerings will allow us to further optimize the use of these high quality assets. The new company’s cost structure will also significantly benefit from both the rapid realization of cost synergies and the ongoing commitments to cost cutting. Both companies have proven track records of successful merger integration and cost reduction.

Taking advantage of our large NOL position will minimize the amount of cash taxes allowing us to direct that cash toward reducing debt. Initially this transaction will result in a leveraged, neutral capital structure as the leverage ratio will be very close to the current Graphic Packaging ratio.

However, the new company’s improved debt structure will quickly contribute to improved cash flows as we have obtained attractive financing commitments from Bank of America, Goldman Sachs and JP Morgan.

In summary, we expect the combined companies to generate substantial cash flow to accelerate debt reduction and improve leverage ratios. As early as 2008, we expect that the transaction, prior to one-time costs of achieving synergies, will result in accretive earnings per share and EBITDA.

David Scheible:	I would just like to say in closing that on both sides of the organization we are extremely excited about the strategy to build a great company. And to have a successful company you have to have a plan to run a different race than your competition. And you have to have the ability to execute that plan.

For Graphic Packaging we have a great customer base across multiple sectors. Products and services that are broadest in our space, a proven process to get our costs down and execute on our synergy plan. And we have the people to implement our strategy.

And Dan and I both firmly believe we are on the way to creating a great, new Graphic Packaging. Thank you.

Scott Wenhold:	(Kara) at this point we’ll open up the call to questions if there are any out there.

Operator:	At this time if you would like to ask a question, please press star then the number 1 on your telephone key pad. If you would like to withdraw your question, press the pound key. We’ll pause for just a moment to compile the Q & A roster.

Your first question comes from the line of (Bruce Klein). (Bruce) your line is open. (Bruce) is unable to answer so we are going to move on to the next question. The next question comes from the line of (Joe Stivaletti).

(Joe Stivaletti):	Hi. Good morning guys.

Man:	(Unintelligible).

(Joe Stivaletti):	Just a couple things on Altivity for those of us that don’t cover — haven’t covered that in the past and don’t have their financials. Could you just talk about what their EBITDA is on an LTM basis? I know you talked about 200 million for ’07 is forecast.

Daniel Blount:	Yes (Joe) this is Dan Blount. I think the $200 million is the best estimate of Altivity’s EBITDA contribution at this point. 2006 as you know was the first year for Altivity. It is a year that included a partial year for Field Container. It also included a number of non-recurring items in their 2006 financials.

So if you looked at all those financials — and we did do it in diligence — and based on adding back the non-recurring items and some of the purchase accounting adjustments, we came to a point where we had a really solid foundation for the $200 million of EBITDA contributions for 2007.

(Joe Stivaletti):	Okay. But the $200 million for ’07 includes, you know, some of those add backs and adjusting for partial years but also includes — if I understand right — it includes about $50 million of anticipated cost savings?

Daniel Blount:	It does. And actually that would be on top of the 2006. And what we saw in 2006 is that Altivity made substantial progress in executing their synergy plan. And a bulk of those $50 million have already been achieved and are rolling through the financial statements. We saw that clearly during the diligence.

(Joe Stivaletti):	Okay. Yeah that was really the nature of the question was just how confident, you know, how much weight we can put on that $50 million because obviously it’s pretty big as a percentage. So that’s very helpful.

The other thing was your (unintelligible) talked about refinancing the Altivity debt — was just wondering, you know, generally on the debt structure side of things what you’re thinking about in terms of not only a mix of bank debt versus bonds in terms of that refinancing of Altivity’s debt, but also what your plans are regarding the two Graphic Packaging bonds that are outstanding.

Daniel Blount:	Well currently we’ve gotten commitments for approximately $2.2 billion in bank debt. And we’ve also got commitments for a substantial revolving credit facility which will give us sufficient liquidity to run the business.

What we’re doing right now, we’re keeping the current Riverwood bonds — I mean the Graphic Packaging bonds in place. Remember these bonds will mature in 2011 and 2013. And we’re going to continue to evaluate our capital structure to insure that we provide the flexibility and execute this transaction.

And based on the cash flows, if you look at the transactions, we’re expecting to start to generate substantial cash flows within the next couple years. And that will probably really affect our thinking in terms of how to address the Graphic Packaging bonds and with what type of debt structure.

So we’re still evaluating the appropriate capital structure and looking at some of the turbulence in the market as well right now.

(Joe Stivaletti):	Right. So the $2.2 billion of commitments plus the revolver is basically to replace the bank debt on both sides.

Daniel Blount:	That’s correct.

(Joe Stivaletti):	...right now?

Daniel Blount:	Our term notes and we’re going to upsize our revolver, we’ve got two scenarios right now. And both of them give us a substantial liquidity to run the business.

(Joe Stivaletti):	Do you — when you say you’re going to keep looking at your, you know, evaluating the markets and options for those Graphic Packaging bonds, is it possible that if the market felt particularly good as you get toward closing of this that you might consider doing something at that time in terms of taking those out, or is that not on the table?

Daniel Blount:	We are always looking at these bonds. And based on the economics, I mean if economics show that it’s attractive to take them out and we look at our cash flows and we see when we’re going to generate enough cash to pay down bank debt, we’re evaluating those bonds constantly in terms of what is the right structure and what is the right cost of money.

So, I mean, that’s always on the table.

(Joe Stivaletti):	Okay, great. Well, thanks very much and good luck with it.

David Scheible:	Thanks (Joe).

Operator:	Your next question comes from the line of Christopher Miller.

Christopher Miller:	Good morning. Congratulations on the transaction. I want to follow up real quick on (Joe)’s question.

If you’re leaving the existing Graphic bonds in place, is the expectation, though, that you would potentially be structurally subordinated to the new bank debt, i.e., the bank debt would have guarantees from Altivity and Graphic Packaging, would the existing bonds also get guarantees from Altivity?

Daniel Blount:	No, no. The bonds remain as is. The bank debt, as you know, is secured by all the assets of the company — the combined company.

Christopher Miller:	So would that suggest then you would have to do a report, the two entities, so you’d have to file, say, a 10Q for old Graphic Packaging, as well as file for the combined company?

Daniel Blount:	Got a lot of legal experts and accounting experts in the room and everybody is shaking their head no at that question.

Christopher Miller:	Okay, so you won’t have to even without guarantees in the structural subordination you wouldn’t have to report separately, just to be clear?

Daniel Blount:	I don’t think so. Nobody else in the room is thinking so, either.

Christopher Miller:	Okay. I appreciate that. And then in terms of the synergies, I apologize, I missed the $90 million of synergies, it was 35% from plant rationalization, 25% SG&A, 15% mill optimization, and I’m missing another 25% on that list.

Daniel Blount:	Yeah, it was plant rationalization, SG&A and procurement, which is another 25%, approximately.

Christopher Miller:	Okay, and in terms on the plant rationalization, I know obviously you’re probably not going to want to identify specific facilities yet, but just timing of that, how soon do you expect that you would start announcing specific facilities and when that will start happening?

David Scheible:	Well we still have a lot of work to do, as you would expect Christopher on that work. We certainly wouldn’t announce anything until after close and we’ve got some work to do between now and then to sort of look at that process, but it will certainly not be before the end of this year before we have a good handle on that.

Christopher Miller:	Okay. Thanks very much. I appreciate it.

David Scheible:	Sure.

Operator:	Your next question comes from the line of Mark Wilde.

Mark Wilde:	Good morning, and congratulation from my side, as well. Dave, I wondered if you can just give us some sense of what you think the company’s combined market share will be in the North American carton business.

David Scheible:	Yeah, I actually haven’t done that math, Mark. I’ll have to look at that. I haven’t actually done the math on the carton share in United States. Of our $4.4 billion in sales, you know, four hundred somewhat million of that is in multiwall bags and another couple of hundred million in labels and flexible operations, and then of course we have another $150 million here.

So we’re certainly going to be below — no more than 20% or so, if that. I’ll have to check the math, but of just folding cartons, of the $9 billion folding carton market, probably less than 20%. I’ll have to do the math for you.

Mark Wilde:	I would have thought that that number would be quite a bit higher just based on the fact that you and Altivity were two of the three leading players.

David Scheible:	Yeah, there’s quite a bit of — as you well know, there’s quite a lot — almost half the industry is sort of a bunch of really small players, right?

Mark Wilde:	Sure.

David Scheible:	And I’ll look at the math, but I don’t — I think it’s probably pretty close to that range.

Mark Wilde:	Okay.

David Scheible:	If it’s just folding cartons — because the problem is when you start adding board and everything else in it, it becomes a little bit confusing, but just for folding carton sales.

Mark Wilde:	A couple of other question. Do you have any idea kind of if you looked at the carton business right now what you would estimate kind of the effective operating rate is across the market?

David Scheible:	It’s almost impossible. On cartons alone it’s really difficult. We tend to look at it for board operating rates, right? And so CRB is in the upper 90s, our SUS business is sort of 94%-95% across the industry and I think SBS I saw recently, they’re getting pretty close to 97% and 98%, but folding carton capacity is still pretty low.

You know the capacities were rated on five-day operations and so if you started adding the seven-day operations, which all of these facilities are capable, you and I talked about this before, but if the industry is at 70% operating capacity in folding carton, I bet that would be the upper end of the process, from a carton converting capacity.

Mark Wilde:	Do you think that you and Altivity are better than that at this point? Do you have any sense of where your two businesses would drop in? Are you running it? You must be running some of the big plants at seven days a week right now.

David Scheible:	We are and you know even in our large plants, Mark, we tend to split it. If those plants that have four or five web presses in them, for example, three of the presses might run seven but the other two tend to run five for flex capacity.

We certainly are — of our total capacity we certainly are not running over 85% capacity across our systems.

Mark Wilde:	Okay.

David Scheible:	And the other thing is you’ve got to remember that this is somewhat of a seasonal business. So if you think about total capacity, beverage is pretty busy up through July but after that it sort of tends to drop off, so the capacity comes back. Our consumer business that is typically in food tends to be more heavily weighted in the third quarter as back to school processes fill up.

So as you look through our capacity over the year, that 80% range is probably — for carton capacity is probably we don’t get much higher than that in total.

Mark Wilde:	Okay. Another question, often when we look at kind of mergers of companies that have just been through mergers themselves, we worry about whether everything has really been threaded together. I wondered if you can talk at all sort of where you think Altivity stands with Field right now in terms of having that integrated.

David Scheible:	Well you know actually we did a fair amount of diligence in that work and the team, I think, has done a phenomenal job. They’ve only been together now for a year, but if you sort of look at the plans, where things are fitting and how the customers line up, they’ve done a really good job.

The advantage for us is that at this point in time, four years after the Graphic-Riverwood merger, I would tell you we’re fully integrated, so we’ve got the capacity to sort of do this work.

And if you look at the systems that we have in place here and the systems that they’re adding, it’s going to be a lot of work, but it’s good work. It’s work we know how to do.

It’s work that they’re fully engaged in, as well, so there’s always integration risk. I’m not suggesting otherwise, but I think we have adequately scoped the risk and feel very comfortable that our joint management team will be able to drive the synergies out.

The $90 million as Dan said is something we feel very comfortable that we can accomplish on top of the ongoing cost reduction in those plants — in those facilities.

Altivity has made some great investments. They’ve bought some new presses that sort of lower the overall MSF converting cost. If we align those with what we’re trying to do in our web converting businesses, you end up with a pretty impressive network that allows us to be more efficient in the plants and also between the plants in the middle.

So there’s a lot of cost between those facilities that I think we’ll be able to drive out on a combined basis that we would not be able to get out on a stand-alone basis. So now is the right time to do this because you just have a lot — a bigger palate to paint on.

Mark Wilde:	Okay. The last question I had is the NOLs. You’ve got some big shareholders that have been in the Riverwood and Graphic side for a long time. Can you just talk about limitations on the NOLs if we were to see some of those shareholders exit?

Daniel Blount:	Yeah, sure. In terms of the NOL, I’m sure you understand that once we have a change of control, there’s a limitation on the NOL.

Mark Wilde:	Right.

Daniel Blount:	And that is at risk if any of those large shareholders would divest of the new Graphic Packaging. One thing we’ve done in addition to that, we looked at the limitation and how much that will be and what will be the affect on our ability to shield earnings going forward.

And based on our analysis, we still have substantial ability to shield earnings from taxes based on our position going forward, even with the limitation.

We looked out five years.

Mark Wilde:	What’s the current amount of the NOLs?

Daniel Blount:	It’s about $1.4 billion. We’re talking about US Federal.

David Scheible:	Mark?

Mark Wilde:	Yeah.

David Scheible:	While you were talking to Dan, I did the math on the share. It’s about 22% folding carton.

Mark Wilde:	Okay.

David Scheible:	Sort of all in if you consider all folding carton.

Mark Wilde:	Okay. That’s all my questions for right now.

Operator:	Your next question comes from the line of Mark Weintraud.

Mark Weintraud:	Hi. Thank you. Just pursuing the NOL question a little bit more, so what would be the impact if there were to be a change in control? What would happen to that $1.4 billion? Or is just the timing of when you can realize the NOL?

Daniel Blount:	Well, it’s a complicated calculation. I mean I can tell you it will be limited. It will be limited based upon the formula that’s in the IRS code.

I think the main point here is that we’ve gone through an analysis and we assumed that we did limit the NOL, and based upon that analysis and we went out five years and we are substantially shielded all of our taxable earnings — US taxable earnings over that five-year period based upon the limitation and other tax benefits we have.

Mark Weintraud:	Okay, so for the next five years you would expect to pay no cash taxes as a starting point?

Daniel Blount:	In the US and you know what, if we did pay cash taxes, that meant that our projections were too low and that would be a good thing, actually.

Mark Weintraud:	Would you be comfortable in saying order of magnitude what Altivity valued the NOL at in coming up with the transaction terms?

Daniel Blount:	I can’t speak for Altivity and their valuation and how they included the NOL.

Mark Weintraud:	Okay. And in terms of cap spending expectations for the next couple of years, do you have an early read on that?

Daniel Blount:	I think the way we were looking at it and we really need to do some more work on the capital spending because we’ve got a lot of work to do in regards to IT integration in particular. But I think in terms of CAPEX -

David Scheible:	I think the CAPEX question is really dependent upon how we do — what we do with the plant rationalization work, so we’ve got to really only have really high level number at this point in time.

We’re going to need to be able to spend a lot more time with the assets and the Altivity team and really right now that’s not really something that we can do.

So we’ve done some high level estimates of CAPEX that I don’t really want to throw out there. Suffice to say that in our own CAPEX spending within Graphic Packaging, we had a significant amount of capital set up for extension of our web facilities, upgrading our facilities and mills.

So the CAPEX step-up will be mostly around rationalization, moving presses around and sort of upgrading the facilities.

But I just don’t have a good enough number that I can share with you today. Later on we will as we move toward the fourth quarter, but we just haven’t done enough work with the Altivity team, as you can well imagine to be able to give you a number on that.

Mark Weintraud:	Okay. And can you give us a sense roughly how much of the Altivity EBITDA comes from Field Container because I guess we do have the historicals from the Smurfit-Stone business but we don’t really have it for the Field Container.

Daniel Blount:	Yeah, we’d rather not disclose that number at this point. Those businesses have been combined, and at this point, I don’t know if there’s any possible way to really segment out exactly what comes from Field Container versus Altivity to an exact science, so we’d rather count that as one single business and report on it that way.

David Scheible:	Yeah, when we looked at the diligence as we said and understood what — how the valuation, we looked at it as one combined. As I said earlier, Mark, Altivity has done a really nice job of starting combining and moving things around.

And as we’ve known since we’ve done this — this will be our third time we’ve done this as a team and it doesn’t take very long before it’s really virtually impossible to sort of look back and decide what that looks like.

There’s really not a lot of value in it. We don’t have good numbers for that, so I don’t think we’re going to try and provide a backward look on Field.

Mark Weintraud:	Sure, totally fair. Could you — was there a public number that went out though when Field Container was acquired as to what its last whole month’s EBITDA was?

Daniel Blount:	I have no idea.

Mark Weintraud:	Okay. And then lastly, when you talk both about plant rationalization and you talk about mill optimization, would you anticipate that the plant rationalization is going to be almost all exclusively on the converting side and — or how should one differentiate between the plant rationalization and the mill optimization or dovetail those two to any extent?

David Scheible:	Sure. That’s a really good question. Actually, when we talk about mill optimization, what we’re talking about there is integration of board, you know, we sell some external board, they buy external board; there’s an opportunity to sort of look at combining and matching the carton plants with the mill.

When we did that here at legacy Graphic and the Riverwood combination, we found almost $15 million to $16 million just in the integration place of getting the cost between the board mills and the converting plants because you eliminate trim, you eliminate some grades, you get some of the complexity and you eliminate freight and transportation.

So when we talk about mill, that’s what we’re really talking about. That reference in that, Dan said there is really not about shutting down a mill, it’s really about between the carton plants and the mill, if you look at the integrated nature of the business, we believe there’s a significant cost reduction there and it’s really based on what we’ve seen historically as we did this integration.

And we have equally as much opportunity between this merger as we have with the Riverwood-Graphic Packaging one, so some good upside there, in both the recycle board mills, as well as in the national Kraft mills.

Mark Weintraud:	Okay. Thanks so much.

Operator:	Your next question comes from the line of Bruce Klein.

David Scheible:	Made it back?

Operator:	Bruce, your line is open. Again, Bruce is unable to answer. We will move on to the next question. Your next question comes from the line of Jeff Harlibb.

Jeff Harlibb:	Hi. Just what are the cash costs — approximate cash cost to obtain the merger synergies?

Daniel Blount:	I think the number — right, you need to put this in a couple of perspectives. There is the one time charges to achieve the synergies that we expect is to be about $60 million. On top of that, there’s going to be capital investments for plant rationalizations and capital investments in particular to integrate the IT systems.

Some of that, that capital investment, will replace already planned capital investments that were in the plans of both companies, so it’s not incremental to the combined companies going forward.

And so I think the numbers to concentrate on are the one-time charges, which are the $60 million and the other will go through as an investment number.

And those investment numbers will end up being net because we do have some valuable assets out there that we may be able to sell and recoup some cash gains. David?

David Scheible:	Part of the thing will be is as we look at the plants and figure out what we’re going to do, the number of the plants that are there today have CAPEX plans associated with them.

Those will be substituted for other CAPEX projects that will make more sense in other looks, and that’s the work that we will be doing here between now and sort of kicking off the integration work.

But as you can well imagine, that’s really not work that we could do prior to this call and so it’s just moving around too much. We’ve certainly begun to scope the same thing on the IT.

Graphic Packaging is fully integrated into its SAP network. We did that at the Riverwood-Graphic merger where we had two separate IT systems and now we’re on one.

Altivity has just started initiating an integration to SAP from their legacy networks, as well, so we’re in the process of assessing how can we leverage up what we have with SAP. But we haven’t scoped yet the capital for that.

Some of that also depends upon which plants we operate and where they are and that all needs to be dovetailed into those plants. There’s just a lot of work that needs to be done to answer that question relative to the capital expenditure part.

Daniel Blount:	And one other add-on to that is additionally we need to add on the working capital gains from the combination of the two companies and what working capital gains the plant rationalizations in particular will deliver and that will enhance our cash position as soon as we figure that out. But that’s part of the whole formula about how much cash is going to take to really generate the synergies.

David Scheible:	On a scale basis when we did the last merger in just working capital alone, just in the inventory sort of side of the equation, we’ve taken well over $50 million of inventory out of the combined systems.

So if you look at the plants, you rationalize and then you look at the mill structure, there is pretty significant working capital because you eliminate the warehouses and some of the processes that go along with that. And we’ve been very successful in driving working capital out, and we’ll do that again.

And Altivity is just now starting some of that work. That is not the first thing you work on. They’ve only been together for less than a year, but there’s great opportunity in a combined basis.

Jeff Harlibb:	Okay, and in terms of CRB, what will be the company’s combined market share approximately?

David Scheible:	Yeah, we’ll be number 2 in CRB. We’ll make about — globally we’ll make about 1.2 million tons, 200,000 of that is in our Fiskeby mill. So we’ll be about 1 million tons of this market — roughly about 1 million tons in this market.

Jeff Harlibb:	Okay, and that’s number one domestically, right?

David Scheible:	No, that will be two domestically.

Jeff Harlibb:	Okay.

David Scheible:	In CRB.

Jeff Harlibb:	Okay.

David Scheible:	You’ve got to remember that and I know from a math standpoint it doesn’t make any difference, but if you think about it from an external standpoint, Graphic’s CRB, our Kalamazoo board mill which we talked about before is roughly 350,000 tons and that’s a fully integrated board mill. So those tons we sell to ourselves, more or less. So the integration level post-merger will go up, as well.

Jeff Harlibb:	Okay, and just lastly, in terms of the debt (test) and the bonds you’re comfortable that you’ll be able to incur the $2.2 billion of debt based on the two times coverage ratio and any other (unintelligible).

David Scheible:	Yes, we are and we’ve already got commitments from the banks.

Jeff Harlibb:	Great. Thank you.

Operator:	Again, if you have a question, that’s star 1 on your telephone keypad.

You do have a follow-up question from the line of Mark Wilde.

Mark Wilde:	Yeah, Dave, just following up, I wondered if you can talk at all about the legacy Smurfit operations and whether you think there was any under-investing that went on in those businesses. Smurfit had been capital constrained for many years.

David Scheible:	You know, Mark, I don’t know that I would comment on any individual asset. What I will tell you as we did our diligence I like the combination of the two companies because there are some assets and manufacturing processes that are unique in both companies.

And in fact, Smurfit and Field had made some pretty significant investments as they had gone along. Their CRB mills were doing well. They made a significant investment in Wabash in Philadelphia, so I wouldn’t tell you that we look at any of those assets as saying, oh, my gosh, we’ve got sort of a big capital emergency investment. That is not what we saw in the diligence by any way, shape or form.

Mark Wilde:	And if you looked across the kind of portfolio of businesses that you’re in, do you expect that that portfolio will remain constant or is there potential that we may see you exiting some of the kind of peripheral businesses that they’re in?

David Scheible:	Well, you know, I probably don’t have enough detail to answer that question. What I will tell you in the diligence we like very much the businesses we saw. They’re being well run. The label business is growing very well. They’ve made some progress in the multiwall business.

So at this point in time what I would tell you is we like the assets. There are some good investments going on. I mean Altivity had just been in the process of putting a brand new sleeveless press into the multiwall bag business, so there’s some tremendous synergy opportunities in that business.

So right now I think our plan is we’re going to operate what we have and like Graphic and Altivity has done, we’ll look down the road and see what that looks like. But as we head into the process, I believe we’re going to operate the essence we have. I like the mix.

Mark Wilde:	Fair enough. Thanks Dave.

Operator:	There are no questions at this time gentlemen. Do you have any closing remarks?

David Scheible:	Well I’d just like to thank everybody for listening in. We certainly have a lot of work to do but we’re very excited about the opportunity and we’re certainly committed to make this a very successful merger.

Thank you very much.

Operator:	This concludes today’s conference call. You may now disconnect.
END
Information Concerning Forward-Looking Statements
Certain statements of expectations, plans and projections with respect to each of Graphic Packaging Corporation and Altivity Packaging, LLC, as well as the newly-formed company, including, but not limited to, statements regarding revenues, synergies, the timing of the merger transaction, results of operations, debt reduction, cash flow and accretion to reported earnings that may be realized on a standalone basis by Altivity Packaging or from the merger in this presentation constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on currently available operating, financial and competitive information and are subject to various risks and uncertainties that could cause actual results to differ materially from historical experience and present expectations. These risks and uncertainties include, but are not limited to: (i) the risk that the businesses of Graphic Packaging Corporation and Altivity Packaging, LLC may not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (ii) the risk that expected synergies may not be fully realized or realized within the expected timeframe; (iii) customer or employee loss and business disruption following the merger; (iv) the risk that stockholder or regulatory approvals required to complete the transaction are not obtained, or that the merger may otherwise not be completed; (v) the risk that the use of net operating losses to offset future taxable income may be limited under the tax laws and (vi) other risks that generally affect both companies, including inflation of and volatility in raw material and energy costs, continuing pressure for lower cost products, the ability to implement business strategies and the impacts of regulatory and litigation matters. Undue reliance should not be placed on such forward-looking statements, as such statements speak only as of the date on which they are made and the Company undertakes no obligation to update such statements. Additional information regarding these and other risks is contained in Graphic Packaging Corporation’s Annual Report on Form 10-K for 2006 and other filings with the Securities and Exchange Commission.
Additional Information and Where to Find It
In connection with the proposed transaction, Graphic Packaging Corporation expects that a newly-formed holding company will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Graphic Packaging Corporation that also constitutes a prospectus of the newly-formed holding company. Graphic Packaging Corporation will mail the final proxy statement/prospectus to its stockholders.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Graphic Packaging Corporation and the newly formed holding company with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing Graphic Packaging Corporation’s web site at http://www.graphicpkg.com.
Participants in the Solicitation
Graphic Packaging Corporation, its directors and executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from Graphic Packaging Corporation stockholders in respect of the proposed transaction. You can find information about Graphic Packaging Corporation’s executive officers and directors in Graphic Packaging Corporation’s Annual Report on Form 10-K filed with the SEC on March 2, 2007 and definitive Proxy Statement filed with the SEC on April 18, 2007. You can obtain free copies of these documents and of the proxy statement/prospectus (if and when it becomes available) from Graphic Packaging Corporation by contacting its investor relations department. You may also obtain free copies of these documents by accessing Graphic Packaging Corporation’s web site or the SEC’s web site at the addresses previously mentioned.
Additional information regarding the interests of such potential participants in the solicitation will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.